SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Appointment of the CEO of the Telecom Argentina Group

2.	Composition of the Board Of Directors, the Supervisory Committee and members of the Audit Committee

3.	Summary of the Resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016

Item 1

FOR IMMEDIATE RELEASE Buenos Aires, April 29, 2016

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing you in my capacity as Chairman of Telecom Argentina S.A (the ‘Company’), to inform the following:

1) Due to the change of control of the Company that took place on March 8, 2016, certain modifications in the Senior Management will take place. In this sense, Mrs. Elisabetta Ripa, Chief Executive Officer (CEO) of the Telecom Argentina Group, has communicated to the Board of Directors her decision to return to Italy to take over responsibilities in new projects in the Telecom Italia Group, ceasing in her responsibilities as CEO on May 12, 2016.

2) Consequently, the Board of Directors of the Company, in its meeting held today, has resolved to appoint Mr. Germán Horacio Vidal as Chief Executive Officer (CEO) of the Telecom Argentina Group, as the replacement of Mrs Elisabetta Ripa, effective as of May 12, 2016.

Sincerely,

Telecom Argentina S.A.

/s/ Mariano M. Ibañez
Mariano M. Ibañez
Chairman of the Board of Directors

Item 2

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, April 29, 2016

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND MEMBERS OF THE AUDIT COMMITTEE

Resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 and by the Board of Directors on its meeting celebrated the same day, regarding the composition of the Board of Directors, the Supervisory Committee and the Audit Committee of Telecom Argentina S.A..

BOARD OF DIRECTORS: Chairman: Mariano Marcelo Ibañez. Vice-Chairman: Gerardo Werthein. Directors: David Manuel Martínez, Carlos Alejandro Harrison; Martín Héctor D´Ambrosio; Pedro Chomnalez; Alejandro Macfarlane, Esteban Gabriel Macek, Pedro Costoya, Enrique Horacio Boilini and Darío Leandro Genua. Alternate Directors: Baruki Luis Alberto González; Saturnino Jorge Funes; Bernardo Saravia Frías; Gabriel Hugo Fissore; José Luis Galimberti; Ignacio Villarroel, Eduardo Federico Bauer, Pablo Alberto Gutiérrez, Germán Ariel Zunini, Martín Alberto Breinlinger and Luis María Abbá.

The members of the Board of Directors will hold office for three fiscal years (to the date of the Shareholders' Meeting which will consider the documentation for fiscal year 2018).

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández; Mr. Ernesto Juan Cassani; Mr. Diego Emilio Rangugni; Mr. Gerardo Prieto and Mr. Gabriel Andrés Carretero. Alternate Members: Mr. Javier Alegría; Mr. Pablo Cinque; Mr. Juan Facundo Genis; Mrs Mirta Silvia Maletta and Mr. Raúl Alberto Garré.

The members of the Supervisory Committee will hold office for one fiscal year (to the date of the Shareholders' Meeting which will consider the documentation for fiscal year 2016).

AUDIT COMMITTEE: Esteban Gabriel Macek (‘financial expert of the Audit Committee’); Alejandro Macfarlane and Martín Héctor D’Ambrosio

Independent Auditors of the Financial Statements for Fiscal Year 2016: Price Waterhouse & Co S.R.L.. Mr. Mario Ángel Julio was designated as the regular certifying accountant and Mr. Marcelo Daniel Pfaff and Mr. Walter Rafael Zablocky as his alternates indistinctly.

Yours sincerely,

Mariano M. Ibañez

Chairman

Item 3

TELECOM ARGENTINA S.A.

(‘Telecom Argentina’ or the ‘Company’)

Summary of the Resolutions approved by the General Ordinary and Extraordinary

Shareholders’ Meeting held on April 29, 2016

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1°)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mr. Fermín O. Castro Madero, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (or “ANSeS”), were appointed to approve and sign the Minutes.

2°)	Consider the documentation required by Law 19,550 section 234 paragraph 1, the ‘Comisión Nacional de Valores’ (‘CNV’) Rules and the Buenos Aires Stock Exchange Rules for Listed Companies, and the accounting documents in English language required by the US Securities & Exchange Commission Rules, for the twenty-seventh fiscal year, ended December 31, 2015 (“Fiscal Year 2015”).

All of the documentation submitted for consideration by the shareholders was approved without any amendments, as it was presented to the Board of Directors, the Audit Committee and the Supervisory Committee and approved by the Board of Directors in its meeting held on February 26, 2016 and filed with the regulatory entities.

3º)	Consider the Disposition of Retained Earnings as of December 31, 2015 (P$ 3,402,938,820). Board Proposal: (i) to allocate the total amount of said Retained Earnings to set up a “Reserve for Future Cash Dividends”, and (ii) to empower the Board so that, based on business development, may release, once or in installments, an amount of up to P$ 2,000,000,000 from said Reserve and distribute it to the shareholders as cash dividends.

The Shareholders’ Meeting approved the following allocation of Retained Earnings as of December 31, 2015:

(i)	to allocate the total amount of said Retained Earnings as of December 31, 2015 (P$ 3,402,938,820.-) to set up a ‘Reserve for Future Cash Dividends’; and

(ii)	The delegation of the authority to the Board of Directors to determine the allocation, subject to the performance of the business, in one or more installments, of an amount up to P$ 2,000,000,000.- of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends.

4°)	Consider the performance of Board Members who have served from April 29, 2015 to the date of this General Meeting.

The performance of the members of the Board of Directors that resigned on March 8, 2016, as the change in the holding ownership that represents the control group took place, had already been considered and approved by the Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016.

This Shareholders’ Meeting approved the performance of:

1)	The regular directors, Mr. Gerardo Werthein and Mr. Esteban Gabriel Macek and the alternate directors Mr. Eduardo Federico Bauer and Mr. Pablo Alberto Gutiérrez from April 29, 2015 to the date of this Shareholders’ Meeting.

2)	The regular directors, Mrs. Mariana Laura González and Mr. Federico Horacio Gosman and Mr. Esteban Ariel Santa Cruz and the alternate directors Mrs. Verónica Daniela Alvarez and Mr. Juan Massolo and Mr. Eduardo Pablo G. Setti from April 29, 2015 to December 17, 2015, which is the date where the Board of Directors accepted their resignations.

3)	The regular directors, Mr. Mariano Marcelo Ibáñez; Mr. David Manuel Martínez, Mr. Alejandro Macfarlane; Mr. Carlos Alejandro Harrison; Mr. Martín Héctor D’Ambrosio and Mr. Pedro Chomnalez and the alternate directors Mr. Christian Whamond; Mr. Baruki Luis Alberto González; Mr. Saturnino Jorge Funes; Mr. Bernardo Saravia Frías; Mr. Gabriel Hugo Fissore; Mr. José Luis Galimberti and Mr. Ignacio Villarroel, from the date of their respective designations to the date of this Shareholders’ Meeting.

5°)	Consider the performance of Supervisory Audit Committee Members who have served from April 29, 2015 to the date of this General Meeting.

The Shareholders’ Meeting approved the performance of the Supervisory Committee regular members and alternate members that resigned as the change in the holding ownership that represents the control group took place, had already been considered and approved by the Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016.

This Shareholders’ Meeting approved the performance of:

1)	The Supervisory Committee regular members Mr. Gerardo Prieto and Mr. Raúl Alberto Garré and the Supervisory Committee alternate members Mr. Guillermo Feldberg and Mrs. Silvia Alejandra Rodríguez, from April 29, 2015 to the date of this Shareholders’ Meeting.

2)	The Supervisory Committee regular members Mr. Pablo Andrés Buey Fernández, Mr. Ernesto Juan Cassani and Mr. Diego Emilio Rangugni and the Supervisory Committee alternate members Mr. Javier Alegría, Mr. Pablo Cinque and Mr. Juan Facundo Genis from April 8, 2016 to the date of this Shareholders’ Meeting.

6°)	Consider the fees of Board Members for their service during Fiscal Year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting). Proposal to pay the total amount of P$ 20,000,000, representing 0.58% of the “accountable earnings”, calculated according to CNV Rules Title II Chapter III section 3 (N.T. 2013).

The aggregate compensation of P$ 20,000,000 was approved for members of the Board of Directors acting from the Shareholders’ Meeting of April 29, 2015 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors, taking in consideration the advance payments of fees that the Directors have received.

7°)	Consider the fees of Supervisory Audit Committee Members for their services during fiscal year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting). Proposal to pay the total amount of P$ 4,615,500.

Total compensation of P$ 4,615,500 was approved for the Supervisory Committee members acting from the Shareholders´ Meeting held on April 29, 2015 to the date of this Meeting, taking into consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed between the regular members in proportion to the time of their respective performances and in favor of their respective alternates who effectively served and in such manner as determined by the regular members of the Supervisory Committee. In the case of the compensation for the Supervisory Committee members that are part of the ‘Sindicatura General de la Nación’ (SIGEN), those will be perceived by the mentioned entity.

8°)	Determine the number of regular and alternate Members of the Board to serve for three (3) fiscal years after this Meeting.

It was resolved that the Board of Directors will be composed of eleven (11) regular members and eleven (11) alternate members to perform from the date of this Shareholders’ Meeting and for three fiscal years.

9°) Elect regular directors.

The following were elected as regular members:

Mr. Mariano Marcelo Ibáñez, Mr. David Manuel Martínez, Mr. Alejandro Macfarlane, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D’Ambrosio, Mr. Pedro Chomnalez, Mr. Gerardo Werthein, Mr. Esteban Gabriel Macek, Mr. Enrique Horacio Boilini, Mr. Pedro Ángel Costoya and Mr. Darío Leandro Genua. Mr. Boilini, Mr. Costoya and Mr. Genua were proposed by the shareholder ANSeS.

Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Esteban Gabriel Macek, Mr. Enrique Horacio Boilini, Mr. Pedro Ángel Costoya and Mr. Darío Leandro Genua qualify as independent directors according to the Rules of the CNV.

The rest of the members qualify as ‘non-independent’.

10°) Elect alternate directors.

The following were elected as alternate members:

Mr. Baruki Luis Alberto González, Mr. Saturnino Jorge Funes, Mr. Bernardo Saravia Frías, Mr. Gabriel Hugo Fissore, Mr. José Luis Galimberti, Mr. Ignacio Villarroel, as alternate members indistinctly to Mr. Mariano Marcelo Ibánez and Mr. David Manuel Martínez, Mr. Alejandro Macfarlan, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Pedro Chomnalez; Mr. Eduardo Federico Bauer as Gerardo Werthein alternate; Mr. Pablo Alberto Gutiérrez as Mr. Esteban Gabriel Macek alternate; and Mr. Germán Ariel Zunini, Mr. Martín Alberto Breinlinger and Mr. Luis María Abbá as alternate members indistinctly to Mr. Enrique Horacio Boilini, Mr. Pedro Ángel Costoya and Mr. Darío Leandro Genua. Mr. Zunini, Mr. Breinlinger and Mr. Abbá were proposed by the shareholder ANSeS.

Mr. Bernardo Saravia Frías, Mr. Gabriel Hugo Fissore, Mr. Pablo Alberto Gutiérrez, Mr. Germán Ariel Zunini, Mr. Martín Alberto Breinlinger and Mr. Luis María Abbá qualify as independent directors according to the Rules of the CNV.

The rest of the members qualify as ‘non-independent’.

11°)	Authorize the Board to make advances on directors’ fees to those directors serving during the 2016 Fiscal Year (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2016, according to the guidelines of the ‘Ley General de Sociedades’ (Corporate Law) and the contingent upon the decision adopted at the Shareholders’ Meeting that considers the documentation for such fiscal year.

12°)	Determine the number of regular and alternate Members of the Supervisory Audit Committee for Fiscal Year 2016.

It was resolved that the Supervisory Committee will be composed of five (5) regular members and five (5) alternate members to perform during Fiscal Year 2016.

13°)	Elect regular members of the Supervisory Audit Committee.

The following were elected as regular members:

Mr. Pablo Buey Fernández, Mr. Ernesto Juan Cassani, Mr. Diego Emilio Rangugni, Mr. Gerardo Prieto and Mr. Gabriel Andrés Carretero. Mr. Carretero was proposed by the shareholder ANSeS.

All of the elected members qualify as ‘independent’ according to the standard established by the Rules of the CNV.

It was also stated that none of the elected members, the law firms that they are members of or other members of such law firms have been External Auditors of the Company nor will be nominated for such purpose.

14°)	Elect alternate members of the Supervisory Audit Committee.

The following were elected as alternate members:

Mr. Javier Alegría, Mr. Pablo Cinque and Mr. Juan Facundo Genis as alternate indistinctly to Mr. Pablo Buey Fernández, Mr. Ernesto Juan Cassani and Mr. Diego Emilio Rangugni; Mrs. Mirta Silvia Maletta as alternate to Mr. Gerardo Prieto and Mr. Raúl Alberto Garré as alternate to Mr. Gabriel Andrés Carretero.

All of the elected alternate members qualify as ‘independent’ according to the standard established by the Rules of the CNV.

It was also stated that none of the alternate members, the law firms that they are members of or other members of such law firms have been External Auditors of the Company nor will be nominated for such purpose.

15°)	Authorize the Board to make advances on the fees of Supervisory audit committee members to those members serving during the 2016 Fiscal Year (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

The Board of Directors was authorized to make advance payments of fees to the members of the Supervisory Committee acting during Fiscal Year 2016 contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year.

16°)	Determine the compensation of Independent Auditors who provided services during the 2015 Fiscal Year.

The compensation of the independent auditors acting during the fiscal year ended on December 31, 2015 was set in the aggregate amount of P$ 10,400,000, excluding VAT, of which P$ 5,100,000 were assigned to the financial statements audit fees and P$ 5,300,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

17°)	Consider –in accordance with the provisions of CNV Resolution No. 639/2015– extending for three years (fiscal years 2016, 2017 and 2018) the term for the present Independent Auditors (Price Waterhouse & Co. S.R.L.) to lead the audit tasks of the Company.

It was approved the extension for three years of the rotation period of the current Independent Auditors of Telecom Argentina, so that the firm Price Waterhouse & Co. S.R.L. could eventually performed as the Independent Auditor of the Company during Fiscal Years ending on December 31, 2016, 2017 and 2018; if the respective Shareholders’ Meetings designate the mentioned firm to perform the corresponding functions.

18°)	Appoint Independent Auditors to audit the financial statements for the Fiscal Year 2016, and determine their compensation.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed as Independent Auditor of the financial statements for Fiscal Year 2016. Mr. Mario Ángel Julio was designated as the regular certifying accountant and Mr. Marcelo Daniel Pfaff and Mr. Walter Rafael Zablocky as his alternates indistinctly.

It was resolved that the compensation for the Independent Auditors for the financial statements of Fiscal Year 2016 should be determined at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and it was delegated to the Board of Directors the determinations of the terms and conditions of the service, with the intervention of the Audit Committee and the authorization to make advanced fee payments to the Independent Auditors, for an amount that the Board of Directors with the advice of the Audit Committee, deems reasonable.

19°)	Consider the budget for the Audit Committee for Fiscal Year 2016 (AR$ 2,700,000).

The budget for the Audit Committee operations for the Fiscal Year ending December 31, 2016 was set in the amount of P$ 2,700,000.-

20°)	Extend for three years the term for keeping the treasury stock.

It was resolved to extend for three (3) additional years, to that stipulated in Section 67 of Law. N° 26,831, term in which the amount of 15,221,373 treasury stocks acquired, could be kept.

All resolutions where adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Cristina Luis on behalf of the Buenos Aires Stock Exchange.

Mariano Marcelo Ibáñez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 29th, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations